

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2020

Kevin Hearde
Executive Vice President & Chief Financial Officer
MARAVAI LIFESCIENCES HOLDINGS, INC.
10770 Wateridge Circle Suite 200
San Diego, California 92121

      Re: MARAVAI LIFESCIENCES HOLDINGS, INC.
          Registration Statement on Form S-1
          Filed October 29, 2020
          File No. 333-249733

Dear Mr. Hearde:

      We have reviewed your registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed October 29, 2020

Exhibits

1.   We note your statement on page 26 that Pfizer accounted for 14% of total revenue for the nine months ended September 30, 2020. Please file your agreement(s) with Pfizer pursuant to Item 601(b)(10) of Regulation S-K or advise us regarding the basis for your determination the agreement(s) are not required to be filed as amendments. .

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert Hayward